(Translation)

To Whom It May Concern:
                                                                    May 17, 2007

                              Company Name: TOYOTA MOTOR CORPORATION
                              Name and Title of Representative:
                                          Katsuaki Watanabe, President
                              (Code Number: 7203
                                          Securities exchanges throughout Japan)
                              Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number: 0565-28-2121)


           Notice Concerning the Results of Acquisition of Own Shares (Acquisition of Own Shares under Article 156 of the Corporation Act)

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its own shares as follows pursuant to Article 156 of the Corporation Act as referred to in the notice of repurchase of shares made on May 9, 2007. This repurchase will complete the acquisition of TMC's own shares pursuant to the resolution adopted at the meeting of the Board of Directors of TMC held on May 9, 2007.



   (1) Type of shares acquired                 Shares of common stock of TMC

   (2) Aggregate number of shares acquired     8,619,200 shares

   (3) Aggregate purchase price of shares      JPY 62,989,744,000

   (4) Method of acquisition                   Purchase on the Tokyo Stock
                                               Exchange through a trust bank

   (5) Acquisition period                      From May 11, 2007 to May 16, 2007


[Reference]

Matters resolved at the 102nd Ordinary General Shareholders' Meeting held on June 23, 2006

 o  Type of shares to be acquired                  Shares of common stock of TMC

                                       1

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 o  Aggregate number of shares to be acquired      Up to 30,000,000 shares

 o  Aggregate purchase price of shares             Up to JPY 200,000,000,000


Shares acquired as of May 17, 2007

 o  Aggregate number of shares acquired            27,569,300 shares

 o  Aggregate purchase price of shares             JPY 199,998,967,000


                                       2